Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 1 DATED OCTOBER 26, 2016
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our public offering;
•	Asset Acquisition;
•	Declaration of dividend; and
•	Promissory Grid Note.

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on October 5, 2016.

As of October 25, 2016, we had raised total gross offering proceeds of approximately $2.7 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 270,000 of our common shares.

The Offering is expected to terminate on or before September 29, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Senior Mortgage Loans – Square One Senior Loans

On October 26, 2016, we acquired from Fundrise Lending, LLC (“Lending”) three, cross-collateralized first mortgage loans with a maximum total principal balance of $4,975,000 (“Mesa Senior Loan”, “Parkman Senior Loan”, and “Gramercy Senior Loan” or collectively, the “Square One Senior Loans”).The Mesa Senior Loan, Parkman Senior Loan, and Gramercy Senior Loan bear interest rates of 11%, 10%, and 10% per annum, respectively, and each have a maturity date of October 14, 2017 with an option to extend for a period of six (6) months after the maturity dates. To exercise the extension option, the borrower would be required to pay an extension fee consisting of 1% of the outstanding principal amount. During the extension period, the interest rate of each loan would increase by 1% point for the duration of the extension. The Square One Senior Loans may be prepaid in whole or in part without penalty (assuming the requirements of the cross-collaterization provisions are met).

The three borrowers, 1803 Mesa, LLC (“Square One Mesa”), 742 Parkman, LLC (“Square One Parkman”), and 733 Gramercy Place, LLC, (“Square One Gramercy”), California limited liability companies (collectively, “Square One Borrowers”) used the loan proceeds to acquire two to-be entitled land parcels, located at 736-738 and 742 Parkman Avenue, Los Angeles, CA 90026 (the “Square One Parkman Property”) and 1803 South Mesa Street, San Pedro, CA 90731 (the “Square One Mesa Property”), respectively, and to recapitalize one recently entitled land parcel located at 733-743 North Gramercy Place, Los Angeles, CA 90038 (the “Square One Gramercy Property”). Square One Borrowers are currently in the process of receiving entitlements for the Square One Mesa Property and Square One Parkman Property, and are currently designing the approved Square One Gramercy small lot homes.  The Square One Senior Loans are secured by the cross-collateralized interest in the three Square One properties. The loans may be released from the cross-collateralized security interest upon receipt of the Square One Parkman Property and Square One Mesa Property entitlements and expiration of their respective appeals periods, or when the loans are each paid down to a principal amount of $500,000. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with Square One Borrower.

Square One Borrowers are managed by the principals of Square One Homes, LLC (“Square One”), a real estate company, established in 2014, that is based out of Los Angeles, CA, and which specializes in real estate located in infill Los Angeles. Scott Dinovitz and Adam O’Neill, the managing members of Square One, provided springing guarantees. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with the Square One Borrowers.

The Square One Senior Loans are being serviced by Fundrise Servicing, LLC (“Servicing”), an affiliate of our Manager and a wholly-owned subsidiary of our sponsor. The Square One Senior Loans were funded by our sponsor, and we acquired them using proceeds from our Offering and a draw on a Promissory Grid Note issued to us by our sponsor in the amount of $1,500,000.

Mesa Senior Loan

The Square One Mesa Property is a to-be entitled Small Lot Subdivision located at 1803 South Mesa Street, San Pedro, CA 90731. The gross land area is approximately 26,708 square feet that is currently undeveloped. Square One Mesa Property is located in an established residential neighborhood.

Square One Mesa applied for an entitlement for 22 homes on May 5, 2016. The hearing was on July 27, 2016 and a Letter of Decision from the planning committee is expected in October 2016. According to an independent consultant engaged by Lending, the entitlement application for Square One Mesa is in good order and should receive approval, though no assurance can be obtained at this point.

Square One Mesa Property is located in the San Pedro neighborhood of Los Angeles. San Pedro is known for its San Francisco-like style, with rolling streets and a trolley that runs within the downtown. There are multiple job centers downtown, including the Port of Los Angeles, Marymount College’s Graduate Studies Programs, and the Mayor of Los Angeles’ South Bay Field office. The Port of Los Angeles employs almost 1,000 direct employment jobs and over 130,000 related jobs and has a $1BN budget for 2016.

 As of its closing date, the Mesa Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 64% and was approximately 81% of the property purchase price. The LTC ratio is the amount of the Mesa Senior Loan divided by the costs to acquire and apply to entitle the property to date. The Mesa Senior Loan has a total committed principal amount of $1,300,000, of which $1,200,00 was drawn at closing and used to fund the acquisition of one parcel. Square One Mesa contributed approximately $820,000 of equity.

 The Mesa Senior Loan bears an interest rate of 11.0% per annum which is paid quarterly in arrears, with an interest reserve of $132,000 funded at closing. The maturity date is October 14, 2017. Lending earned an origination fee of approximately 1.5% of the Mesa Senior Loan amount, paid directly by Square One Mesa.

Parkman Senior Loan

The Square One Parkman Property is a to-be entitled small lot subdivision located at 736-738 and 742 Parkman Avenue, Los Angeles, CA 90026. The gross land area is approximately 16,000 square feet that is currently developed with a single-family home and duplex. The Square One Parkman Property is surrounded by older single-family homes in a residential neighborhood with several nearby new residential and retail developments.

The Square One Parkman in the process of receiving entitlements for 9 homes. Square One Parkman applied for its entitlement on May 12, 2016. The hearing is expected to be scheduled for November 2016. According to an independent consultant engaged by Lending, the entitlement application for Square One Parkman is in good order and should proceed through to its scheduled hearing without any issue, though no assurance can be obtained at this point.

Square One Parkman Property is located in the Silver Lake neighborhood of Los Angeles, located between Downtown, Hollywood, Koreatown and Echo Park. Silver Lake’s amenities include food trucks, organic farmers’ markets, locally owned boutiques, progressive coffee shops, and popular nightlife. A Whole Foods Grocery Store (365) located nearby to the site opened May 2016.

As of its closing date, the Parkman Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 84% and was approximately 100% of the property purchase price. The LTC ratio is the amount of the Parkman Senior Loan funded at closing divided by the cost to acquire and apply to entitle the property to date. The Parkman Senior Loan has a total committed principal amount of $1,575,000, of which $1,338,750 was drawn at closing and used to fund the acquisition of two parcels. Square One Parkman has contributed approximately $533,000 of equity.

 The Parkman Senior Loan bears an interest rate of 10.0% per annum which is paid quarterly in arrears, with an interest reserve of $157,500 funded at closing. The maturity date is October 14, 2017. Lending earned an origination fee of approximately 1.5% of the Parkman Senior Loan amount, paid directly by Square One Parkman.

Gramercy Senior Loan

The Square One Gramercy Property is a to-be entitled Small Lot Subdivision located at 733-743 North Gramercy Place, Los Angeles, CA 90038. The gross land area is approximately 18,266 square feet that is currently developed with two single-family homes and one duplex. The Square One Gramercy Property is surrounded by older single-family homes in a residential neighborhood with several nearby new commercial and residential properties.

Square One Gramercy received its Vesting Tentative Tract Map No. VTT-72779-SL approval on March 30, 2016 with an appeals period expiration date of April 11, 2016. The property is zoned for a maximum of 11 homes. Square One Gramercy plans to fully design and permit the project during the course of the Gramercy Senior Loan, and expects to be repay the loan from either construction loan proceeds or sale proceeds.

Square One Gramercy is located in the Hollywood/Koreatown neighborhood of Los Angeles, located between Downtown, Hollywood, Koreatown and Echo Park. Hollywood is Los Angeles County's top tourist destination, attracting millions of tourists annually. West Hollywood's legendary Sunset Strip, is among the top-ten most popular attractions in Southern California.

 As of its closing date, the Gramercy Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 51% and was approximately 85% of the property purchase price. The LTC ratio is the amount of the Gramercy Senior Loan divided by the costs to acquire and apply to entitle the property to date. Gramercy Senior Loan has a principal amount of $2,100,000 and was used to recapitalize two parcels previously acquired by Square One Gramercy in May 2015. Square One Gramercy has contributed approximately $1,998,000 of equity.

 The Gramercy Senior Loan bears an interest rate of 10.0% per annum which is paid quarterly in arrears, with an interest reserve of $189,000 funded at closing. The maturity date is October 14, 2017. Lending earned an origination fee of approximately 1.5% of the Gramercy Senior Loan amount, paid directly by Square One Gramercy.

Declaration of Dividend

On October 26, 2016, the Manager of the Company declared a daily distribution of $0.0006849315 per share (the “November 2016 Daily Distribution Amount”) (which equates to approximately 2.50% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on November 1, 2016 and ending on November 30, 2016 (the “November 2016 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the November 2016 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2017. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein and a constant per-share purchase price of $10 per share.

Promissory Grid Note

On October 24, 2016, the Company entered into Promissory Grid Note (the “Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Promissory Grid Note.

Availability

The Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of October 26, 2016, there were four (4) other similar promissory grid notes outstanding, with a total of $2.2 million in principal having been drawn down in the aggregate.

Collateral

The Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Promissory Grid Note shall bear interest at a rate equal to 2.5% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Promissory Grid Note is due and payable on January 31, 2017.

The foregoing description of the Promissory Grid Note does not purport to be complete.

Purpose

While there are no restrictions on the use of the proceeds received under the Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.